UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GOLAR LNG PARTNERS LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

Y2745C102
(CUSIP Number)

Copies to:

Cameron D. MacDougall
General Counsel and Secretary
New Fortress Energy Inc.
111 W. 19th Street, 8th Floor
New York, New York 10011
Telephone: (516) 268-7400

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Y2745C102

1	NAMES OF REPORTING PERSONS
New Fortress Energy Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,333,586(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,333,586(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1).
The beneficial ownership of an aggregate of 21,333,586 common units representing limited partner interests (“Common Units”) of Golar LNG Partners LP, a Marshall Islands limited partnership (the “Issuer”) is being reported hereunder solely as a result of the Support Agreement described in item 4 below. NFE expressly disclaims beneficial ownership of any Common Units covered by the Support Agreement. The Common Units covered by the Support Agreement represent approximately 30.8% of the outstanding Common Units based on the Issuer’s representation in the Merger Agreement (as defined herein) that there were 69,301,636 Common Units outstanding as of January 13, 2021.

Item 1.	Security and Issuer

This Schedule 13D relates to the common units representing limited partner interests (“Common Units”) of Golar LNG Partners LP, a Marshall Islands limited partnership (the “Issuer” or “GMLP”). The address of the principal executive offices of the Issuer is 2nd Floor S.E., Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Item 2.	Identity and Background

(a).
This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by New Fortress Energy Inc., a Delaware corporation (“NFE” or the “Reporting Person”).

(b).	The address of the principal business and the principal office of the Reporting Person is 111 W. 19th Street, 8th Floor, New York, New York 10011.

(c).	NFE is a global integrated gas-to-power infrastructure company that seeks to use natural gas to satisfy the world’s large and growing power needs.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A.

(d)-(e).
During the last five years, none of the Reporting Person or, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).	Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration

On January 13, 2021, NFE entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, pursuant to which, among other things, on the terms and subject to the satisfaction or waiver of the  conditions contained therein, Lobos Acquisition LLC, a Marshall Islands limited liability company and an indirect subsidiary of NFE (“Merger Sub”), will merge with and into GMLP, with GMLP continuing as the surviving entity and an indirect subsidiary of NFE (the “Merger”) and, subject to certain exceptions, each issued and outstanding Common Unit will be automatically converted into and represent the right to receive cash in an amount equal to $3.55, as provided in the Merger Agreement.

Concurrently with the consummation of the Merger, NFE International Holdings Limited, a private limited company incorporated under the laws of England and Wales and an indirect subsidiary of NFE (“GP Buyer”), will purchase from Golar LNG Limited, a Bermuda exempted company (“GLNG”), and GLNG will transfer to GP Buyer, all of the outstanding membership interests of Golar GP LLC, a Marshall Islands limited liability company (the “General Partner”) pursuant to a Transfer Agreement dated as of January 13, 2021 (the “Transfer Agreement”) for a purchase price of $5,099,188, which is equivalent to $3.55 per general partner unit of GMLP owned by the General Partner.

On January 13, 2021, contemporaneously with the execution of the Merger Agreement, NFE, GMLP, GLNG and the General Partner entered into a Support Agreement, dated January 13, 2021 (the “Support Agreement”), with respect to certain commitments made by GLNG and the General Partner to vote in favor of the approval of the Merger Agreement, as further described in Item 4 below.

The Reporting Person did not purchase any Common Units pursuant to the Support Agreement, and the Reporting Person has made no payments, and will not make any payments, to the holders of Common Units  in connection with the Support Agreement.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

Merger Agreement

Under the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Common Unit that is issued and outstanding as of immediately prior to the Effective Time (subject to certain exceptions) will be converted into and will thereafter represent the right to receive cash in an amount equal to $3.55.

Transfer Agreement

Under the terms and subject to the conditions set forth in the Transfer Agreement, at the Effective Time, GP Buyer will purchase from GLNG, and GLNG will transfer to GP Buyer all of the outstanding membership interests of the General Partner pursuant to the Transfer Agreement for a purchase price of $5,099,188, which is equivalent to $3.55 per general partner unit of GMLP owned by the General Partner.

Support Agreement

Contemporaneously with the execution of the Merger Agreement, NFE, GMLP, GLNG and the General Partner entered the Support Agreement, which provides for, among other things, GLNG’s and the General Partner’s agreement to vote all of the Common Units held by them as of such date (i) in favor of the adoption of the Merger Agreement, (ii) against any Superior Proposal (as defined in the Merger Agreement), and (iii) against any amendment of GMLP’s certificate of limited partnership or limited partnership agreement or other proposal that would delay, impede, frustrate, prevent or nullify the Merger or Merger Agreement or change in any manner the voting rights of any outstanding Common Units. As of January 13, 2021, GLNG was the beneficial owner of approximately 30.8% of the Common Units of GMLP.

In the event of an Adverse Recommendation Change (as defined in the Merger Agreement), the obligation of GLNG and the General Partner to vote with respect to the foregoing matters will be modified so that GLNG and the General Partner will vote (i) a number of Common Units equal to 20% of the outstanding Common Units as of the Partnership Meeting Date (as defined in the GMLP Merger Agreement) in respect of such matters and (ii) all remaining Common Units owned by them in a manner that is proportionate to the manner in which all outstanding Common Units (other than Common Units held by GLNG and the General Partner) are voted in respect of such matters.

The Support Agreement will terminate upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) the date of any modification, waiver or amendment to the Merger Agreement effected without the consent of such holder of Common Units that (i) decreases the amount or changes the form of consideration payable to all of the unitholders of GMLP pursuant to the terms of the Merger Agreement as in effect on the date of the Support Agreement or (ii) otherwise materially adversely affects the interests of such holders of Common Units; (d) the mutual written consent of the parties to the Support Agreement; and (e) July 13, 2021, if the Merger is not consummated on or prior to such date.

The foregoing summary of the Merger Agreement, the Transfer Agreement and the Support Agreement is qualified in its entirety by the terms and conditions of such agreements, which are filed herewith as Exhibits A, B and C,  respectively.

Item 5.	Interest in Securities of the Issuer

(a)-(b).
As of the date hereof, the Reporting Person does not own any Common Units. However, as a result of the Support Agreement, the Reporting Person may be deemed to have shared voting and dispositive power with respect to up to an aggregate of 21,333,586 Common Units, and thus, for purposes of Rule 13d‑3 under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 21,333,586 Common Units.  The Common Units covered by the Support Agreement represent approximately 30.8% of the outstanding Common Units, based on the Issuer’s representation in the Merger Agreement that there were 69,301,636 Common Units outstanding as of January 13, 2021.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Units. Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.

(c).
Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Support Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in Common Units during the past 60 days.

(d).
The Reporting Person has no right to receive distributions from, or the proceeds from the sale of, any Common Units subject to the Support Agreement. The Reporting Person will have no pecuniary interest in any Common Units unless and until the transactions contemplated by the Merger Agreement are consummated.

(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 6.

Other than the Merger Agreement, the Transfer Agreement and the Support Agreement described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit A
Agreement and Plan of Merger, dated as of January 13, 2021, by and among GMLP, the General Partner, NFE, Merger Sub and GP Buyer (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NFE with the SEC on January 20, 2021).

Exhibit B
Transfer Agreement, dated as of January 13, 2021, by and among GP Buyer, GLNG and the General Partner (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by NFE with the SEC on January 20, 2021).

Exhibit C
Support Agreement, dated as of January 13, 2021, by and among GMLP, GLNG the General Partner and NFE (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NFE with the SEC on January 20, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW FORTRESS ENERGY INC.

Date: January 25, 2021	By:	/s/ Christopher S. Guinta
Name:	Christopher S. Guinta
Title:	Chief Financial Officer

SCHEDULE A

1.          NEW FORTRESS ENERGY INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of New Fortress Energy Inc. (“NFE”), are set forth below. Each non-management director’s business address is c/o New Fortress Energy Inc., 111 W. 19th Street, 8th Floor, New York, New York 10011, and each executive officer’s business address is 111 W. 19th Street, 8th Floor, New York, New York 10011. All of the individuals listed below are citizens of the United States.

Directors at NFE:

Name	Position at NFE	Present Principal Occupation or Employment
Wesley R. Edens	Chief Executive Officer and Chairman	New Fortress Energy Inc. and Co-Chief Executive Officer of Fortress Investment Group LLC

Randal A. Nardone	Director	New Fortress Energy Inc. and Co-Founder and Principal of Fortress Investment Group LLC

C. William Griffin	Director	Executive Chairman, ServiceMac, LLC

John J. Mack	Director	N/A

Matthew Wilkinson	Director	Managing Director at Great Mountain Partners

David J. Grain	Director	Chief Executive Officer of Grain Management, LLC

Desmond Iain Catterall	Director	Principal and Chief Executive Officer of Kirkham Capital

Katherine E. Wanner	Director	Advisor at Abundant Venture Partners

Executive Officers at NFE (Who Are Not Directors):

Name	Present Principal Occupation or Employment
Christopher S. Guinta	Chief Financial Officer

Yunyoung Shin	Chief Accounting Officer

SCHEDULE B

Name of Unitholder	No. Common Units	No. of General Partner Units
Golar LNG Limited	21,333,586	–
Golar GP LLC	–	1,436,391